UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-19620

CUSIP NUMBER 02365V106

(Check One):	X . Form 10-K . Form 20-F . Form 11-K . Form 10-Q . Form 10-D . Form N-SAR . Form N-CSR

For Period Ended: December 31, 2008

. Transition Report on Form 10-K
. Transition Report on Form 20-F
. Transition Report on Form 11-K
. Transition Report on Form 10-Q
. Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

America West Resources, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

57 West 200 South, Suite 400
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the period ended December 31, 2008 will be (i) the first filing since the registrant’s subsidiary emerged from bankruptcy, resulting in the need to consolidate the financials as well as additional debt disclosures, and (ii) the first year the registrant has implemented Sarbanes-Oxley Act Section 404 (SOX 404).  The registrant is in the process of preparing and reviewing the financial and other information to be disclosed in the Annual Report on Form 10-K, and management does not believe the Form 10-K can be completed on or before the prescribed due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification

Dan R. Baker	(801)	521-3292
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     X .   Yes          .   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?         .   Yes       X .   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

America West Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	D	March 31, 2009	By:	/s/ Dan R. Baker
Chief Executive Officer

2